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                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                                  March 5, 2001


                           OFFER TO PURCHASE UNITS IN
                    BOSTON FINANCIAL APARTMENT ASSOCIATES LP
                                FOR $25 PER UNIT

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Boston Financial Apartment Associates LP (BFAA) for $25 per unit [See "THE OFFER--Introduction"]. This offer expires on April 5, 2001. If you are interested in selling your units, please read the enclosed offer carefully.

Limited partnership units are illiquid investments. When you consider the illiquid secondary market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the cost of selling commissions, your annual cost of tax reporting, and the cost of a trustee if Units are held in an IRA or pension plan, the sale of your Units for cash may be a good choice for you.

By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase Units in the Partnership in advancement of that strategy. The Units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund is does not acquire General Partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the partnership and the purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.


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If you have any questions regarding this offer, please call Equity Resources
Group, Inc., the information agent for this offer, at (617) 876-4800 or e-mail them at Info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP